UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Better Home & Finance Holding Company

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

08774B102

(CUSIP Number)

Carl Marcellino

Daniel Forman

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

(212) 596-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 08774B102

1	NAME OF REPORTING PERSON Steven Sarracino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,306,253 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,306,253 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,306,253 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (2)

(1)

Consists of 61,306,253 shares of Class A common stock that may be obtained upon the conversion of (a) 18,339,423 shares of Better Home & Finance Class B common stock held of record by Activant Holdings I, Ltd., (b) 7,151,754 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 1, L.P., (c) 1,080,188 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 2, L.P., (d) 873,305 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 3, L.P., (e) 1,400,933 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 4, L.P., (f) 6,111,340 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 6, L.P., and (g) 26,349,310 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III, L.P. Class B common stock, which is not registered under the Exchange Act, is convertible into shares of Class A common stock on a share-for-share basis. Activant Ventures Advisors III, LLC is the general partner of Activant Ventures III Opportunities Fund 1, L.P., Activant Ventures III Opportunities Fund 2, L.P., Activant Ventures III Opportunities Fund 3, L.P., Activant Ventures III Opportunities Fund 4, L.P., and Activant Ventures III Opportunities 6, L.P., the general partner of the entities which own Activant Ventures III, L.P. Therefore, Activant Ventures Advisors III, LLC may be deemed to have voting power and dispositive power with respect to the shares hold by these entities. Steven Sarracino is Principal of Activant Ventures Advisors III, LLC, and therefore, Mr. Sarracino may be deemed to have beneficial ownership of the shares held by the entities affiliated with Activant Ventures Advisors III, LLC. Mr. Sarracino is also the controlling shareholder of Activant Holdings I, Ltd. Therefore, Mr. Sarracino may be deemed to have voting and dispositive power over the shares held by Activant Holdings I, Ltd. However, Mr. Sarracino disclaims beneficial ownership over the shares, and in all events disclaims pecuniary interest except to the extent of his economic interest.

(2)

Calculated based upon 351,405,878 shares of Better Home & Finance Class A common stock outstanding as of September 25, 2023, as reported by the Issuer in its Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2023, plus the 61,306,253 shares of Class A common stock issuable upon the conversion of the Class B common stock held by the Reporting Persons.

CUSIP No. 08774B102

1	NAME OF REPORTING PERSON Activant Ventures Advisors III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,306,253 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,306,253 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,306,253 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Consists of 61,306,253 shares of Class A common stock that may be obtained upon the conversion of (a) 18,339,423 shares of Better Home & Finance Class B common stock held of record by Activant Holdings I, Ltd., (b) 7,151,754 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 1, L.P., (c) 1,080,188 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 2, L.P., (d) 873,305 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fu€3, L.P., (e) 1,400,933 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 4, L.P., (f) 6,111,340 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 6, L.P., and (g) 26,349,310 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III, L.P. Class B common stock, which is not registered under the Exchange Act, is convertible into shares of Class A common stock on a share-for-share basis. Activant Ventures Advisors III, LLC is the general partner of Activant Ventures III Opportunities Fund 1, L.P., Activant Ventures III Opportunities Fund 2, L.P., Activant Ventures III Opportunities Fund 3, L.P., Activant Ventures III Opportunities Fund 4, L.P., and Activant Ventures III Opportunities 6, L.P., the general partner of the entities which own Activant Ventures III, L.P. Therefore, Activant Ventures Advisors III, LLC may be deemed to have voting power and dispositive power with respect to the shares hold by these entities.

(2)

Calculated based upon 351,405,878 shares of Better Home & Finance Class A common stock outstanding as of September 25, 2023, as reported by the Issuer in its Registration Statement on Form S-1 filed with the SEC on October 12, 2023, plus the 61,306,253 shares of Class A common stock issuable upon the conversion of the Class B common stock held by the Reporting Persons.

CUSIP No. 08774B102

1	NAME OF REPORTING PERSON Activant Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,306,253 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,306,253 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,306,253 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Consists of 61,306,253 shares of Class A common stock that may be obtained upon the conversion of (a) 18,339,423 shares of Better Home & Finance Class B common stock held of record by Activant Holdings I, Ltd., (b) 7,151,754 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 1, L.P., (c) 1,080,188 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 2, L.P., (d) 873,305 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities€nd 3, L.P., (e) 1,400,933 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 4, L.P., (f) 6,111,340 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 6, L.P., and (g) 26,349,310 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III, L.P. Class B common stock, which is not registered under the Exchange Act, is convertible into shares of Class A Common Stock on a share-for-share basis. Activant Capital Management, LLC is the investment advisor of Activant Ventures III Opportunities Fund 1, L.P., Activant Ventures III Opportunities Fund 2, L.P., Activant Ventures III Opportunities Fund 3, L.P., Activant Ventures III Opportunities Fund 4, L.P., and Activant Ventures III Opportunities 6, L.P., the general partner of the entities which own Activant Ventures III, L.P. Therefore, Activant Capital Management, LLC may be deemed to have voting power and dispositive power with respect to the shares hold by these entities.

(2)

Calculated based upon 351,405,878 shares of Better Home & Finance Class A common stock outstanding as of September 25, 2023, as reported by the Issuer in its Registration Statement on Form S-1 filed with the SEC on October 12, 2023, plus the 61,306,253 shares of Class A common stock issuable upon the conversion of the Class B common stock held by the Reporting Persons.

CUSIP No. 08774B102

1	NAME OF REPORTING PERSON Activant Ventures III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,349,310
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,349,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,349,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Calculated based upon 351,405,878 shares of Better Home & Finance Class A common stock outstanding as of September 25, 2023, as reported by the Issuer in its Registration Statement on Form S-1 filed with the SEC on October 12, 2023, plus the 26,349,310 shares of Class A common stock issuable upon the conversion of the Class B common stock held by the Reporting Person.

CUSIP No. 08774B102

1	NAME OF REPORTING PERSON Activant Holdings I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,339,423
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,339,423

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,339,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Calculated based upon 351,405,878 shares of Better Home & Finance Class A common stock outstanding as of September 25, 2023, as reported by the Issuer in its Registration Statement on Form S-1 filed with the SEC on October 12, 2023, plus the 18,339,423 shares of Class A common stock issuable upon the conversion of the Class B common stock held by the Reporting Person.

CUSIP No. 08774B102

1	NAME OF REPORTING PERSON Activant Ventures III Opportunities Fund 1, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,151,754
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,151,754

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,151,754
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Calculated based upon 351,405,878 shares of Better Home & Finance Class A common stock outstanding as of September 25, 2023, as reported by the Issuer in its Registration Statement on Form S-1 filed with the SEC on October 12, 2023, plus the 7,151,754 shares of Class A common stock issuable upon the conversion of the Class B common stock held by the Reporting Person.

CUSIP No. 08774B102

1	NAME OF REPORTING PERSON Activant Ventures III Opportunities Fund 2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,080,188
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,080,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,080,188
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Calculated based upon 351,405,878 shares of Better Home & Finance Class A common stock outstanding as of September 25, 2023, as reported by the Issuer in its Registration Statement on Form S-1 filed with the SEC on October 12, 2023, plus the 1,080,188 shares of Class A common stock issuable upon the conversion of the Class B common stock held by the Reporting Person.

CUSIP No. 08774B102

1	NAME OF REPORTING PERSON Activant Ventures III Opportunities Fund 3, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 873,305
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 873,305

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 873,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Calculated based upon 351,405,878 shares of Better Home & Finance Class A common stock outstanding as of September 25, 2023, as reported by the Issuer in its Registration Statement on Form S-1 filed with the SEC on October 12, 2023, plus the 873,305 shares of Class A common stock issuable upon the conversion of the Class B common stock held by the Reporting Person.

CUSIP No. 08774B102

1	NAME OF REPORTING PERSON Activant Ventures III Opportunities Fund 4, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,400,933
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,400,933

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,933
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Calculated based upon 351,405,878 shares of Better Home & Finance Class A common stock outstanding as of September 25, 2023, as reported by the Issuer in its Registration Statement on Form S-1 filed with the SEC on October 12, 2023, plus the 1,400,933 shares of Class A common stock issuable upon the conversion of the Class B common stock held by the Reporting Person.

CUSIP No. 08774B102

1	NAME OF REPORTING PERSON Activant Ventures III Opportunities Fund 6, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,111,340
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,111,340

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,111,340
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Calculated based upon 351,405,878 shares of Better Home & Finance Class A common stock outstanding as of the September 25, 2023, as reported by the Issuer in its Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2023, plus the 6,111,340 shares of Class A common stock issuable upon the conversion of the Class B common stock held by the Reporting Person.

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the original Schedule 13D filed on September 1, 2023 (the “Original Schedule 13D”, and together with Amendment No. 1, the “Schedule 13D”) relating to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of the Issuer, Better Home & Finance Holding Company, a Delaware corporation, formerly Aurora Acquisition Corp., a Cayman Islands exempted company. Except as provided herein, all Items of the Original Schedule 13D remain unchanged and this Amendment No. 1 does not modify any information previously reported on the Original Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

This Amendment No. 1 is being filed to reflect the current percentage of the outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons following an increase in the number of shares of Class A Common Stock outstanding, and correct the calculation of the percentage of the outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons included in the Original Schedule 13D, which due to an inadvertent error provided the percentage of the outstanding shares of Class B Common Stock, par value $0.0001 (and together with the Class A Common Stock, the “Common Stock”) beneficially owned by the Reporting Persons rather than the percentage of the outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons (as calculated pursuant to Rule 13d-3 under the Exchange Act).

Item 5. Interest in Securities of the Issuer.

The response set forth in Item 5 of the Original Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a) – (b) The information contained in rows 7, 8, 9, 10, 11, and 13 on each of the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(c) Except as reported herein, none the Reporting Persons have effected any transactions in the Common Stock during the past sixty (60) days.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2023

By:	/s/ Steven Sarracino
Name:	Steven Sarracino

ACTIVANT VENTURES III OPPORTUNITIES FUND 1, L.P.

By: Activant Ventures Advisors III, LLC,
its General Partner

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Member

ACTIVANT VENTURES III OPPORTUNITIES FUND 2, L.P.

By: Activant Ventures Advisors III, LLC,
its General Partner

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Member

ACTIVANT VENTURES III OPPORTUNITIES FUND 3, L.P.

By: Activant Ventures Advisors III, LLC,
its General Partner

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Member

ACTIVANT VENTURES III OPPORTUNITIES FUND 4, L.P.

By: Activant Ventures Advisors III, LLC,
its General Partner

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Member

ACTIVANT VENTURES III OPPORTUNITIES FUND 6, L.P.

By: Activant Ventures Advisors III, LLC,
its General Partner

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Member

ACTIVANT VENTURES III, L.P.

By: Activant Ventures Advisors III, LLC,
Its General Partner

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Member

ACTIVANT VENTURES ADVISORS III, LLC

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Sole Manager and Member

ACTIVANT CAPITAL MANAGEMENT, LLC

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Sole Manager and Member

ACTIVANT HOLDINGS I, LTD.

By: Activant Ventures III Opportunities Fund 2, L.P.

By: Activant Ventures Advisors III, LLC,
its General Partner

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Member

By: Activant Ventures III, L.P.

By: Activant Ventures Advisors III, LLC,
its General Partner

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Member